-------------------------------
                                                 |          OMB APPROVAL       |
                                                 |-----------------------------|
                                                 | OMB Number:       3235-0145 |
                                                 | Expires:  November 30, 1999 |
                                                 | Estimated average burden    |
                                                 | hours per response....14.90 |
                                                 -------------------------------

                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13G
                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*


                            TIME WARNER TELECOM INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                 Class A Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    887319101
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                  May 10, 1999
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-(c)

          [X]  Rule 13d-1(d)


--------------------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 12 Pages

___________________

CUSIP No. 887319101
___________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:  Advance/Newhouse Partnership
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  [_]

                                                                 (b)  [X]
Advance/Newhouse Partnership disclaims membership in a group but is party to a Stockholders Agreement with MediaOne Group, Inc. and subsidiaries of Time Warner, Inc.
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          New York
________________________________________________________________________________
               5.   SOLE VOTING POWER

                         --
  NUMBER OF    _________________________________________________________________
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               15,572,919 shares of Class B Common Stock (1)
    EACH       _________________________________________________________________
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                --
               _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER

                         15,572,919 shares of Class B Common Stock (1)
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               15,572,919 shares of Class B Common Stock (1)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               40.1% (2)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               PN
________________________________________________________________________________

--------------------
(1) Each share of Time Warner Telecom Inc. ("Time Warner Telecom") Class B Common Stock is currently convertible on a share for share basis into Time Warner Telecom's Class A Common Stock.

(2)  Calculated pursuant to Rule 13d-3(d).



                               Page 2 of 12 Pages

___________________

CUSIP No. 887319101
___________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:  Newhouse Broadcasting Corporation
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


          New York
________________________________________________________________________________
               5.   SOLE VOTING POWER

                         --
  NUMBER OF    _________________________________________________________________
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               15,572,919 shares of Class B Common Stock
    EACH       _________________________________________________________________
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                --
               _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER

                         15,572,919 shares of Class B Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               15,572,919 shares of Class B Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               40.1% (1)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               CO
________________________________________________________________________________


--------------------
(1)  Calculated pursuant to Rule 13d-3(d).


                               Page 3 of 12 Pages

___________________

CUSIP No. 887319101
___________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:  S.I. Newhouse, Jr.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
________________________________________________________________________________
               5.   SOLE VOTING POWER

                         --
  NUMBER OF    _________________________________________________________________
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               15,572,919 shares of Class B Common Stock
    EACH       _________________________________________________________________
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                --
               _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER

                         15,572,919 shares of Class B Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               15,572,919 shares of Class B Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               40.1% (1)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
________________________________________________________________________________


--------------------
(1)  Calculated pursuant to Rule 13d-3(d).


                               Page 4 of 12 Pages

___________________

CUSIP No. 887319101
___________________

________________________________________________________________________________
1.   NAME OF REPORTING PERSONS:  Donald E. Newhouse
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                 (a)  [_]

                                                                 (b)  [_]
________________________________________________________________________________
3.   SEC USE ONLY


________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION

          U.S.A.
________________________________________________________________________________
               5.   SOLE VOTING POWER

                         --
  NUMBER OF    _________________________________________________________________
   SHARES      6.   SHARED VOTING POWER
BENEFICIALLY
  OWNED BY               15,572,919 shares of Class B Common Stock
    EACH       _________________________________________________________________
  REPORTING    7.   SOLE DISPOSITIVE POWER
   PERSON
    WITH:                --
               _________________________________________________________________
               8.   SHARED DISPOSITIVE POWER

                         15,572,919 shares of Class B Common Stock
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON

               15,572,919 shares of Class B Common Stock
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES

                                                                          [_]
________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

               40.1% (1)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
________________________________________________________________________________

--------------------
(1)  Calculated pursuant to Rule 13d-3(d).


                               Page 5 of 12 Pages

     This Amendment No. 1 to Schedule 13G is filed to correct the presentation of certain information in the Schedule 13G filed by Advance/Newhouse Partnership, Newhouse Broadcasting Corporation, S.I. Newhouse, Jr. and Donald E. Newhouse with respect to Time Warner Telecom Inc. on February 14, 2000 (the "Original Schedule 13G"). There has been no change in the filing persons' beneficial ownership of securities of Time Warner Telecom Inc. or any other information reported in the Original Schedule 13G since the filing of the Original Schedule 13G.

Item 1.

     (a)  Name of Issuer: Time Warner Telecom Inc.
     (b) Address of Issuer's Principal Executive Offices: 5700 S. Quebec Street, Greenwood Village, CO 80111

Item 2.

     (a) Name of Person Filing: Advance/Newhouse Partnership, Newhouse Broadcasting Corporation, S.I. Newhouse, Jr. and Donald E. Newhouse

     (b) Address of Principal Business Office or, if none, Residence: The principal place of business of Advance/Newhouse Partnership and Newhouse Broadcasting Corporation is 5015 Campuswood Drive, East Syracuse, N.Y. 13057. The principal place of business of S.I. Newhouse, Jr. is Four Times Square, New York, N.Y. 10036. The principal place of business of Donald E. Newhouse is Star-Ledger Plaza, Newark, N.J. 07102.

     (c) Citizenship: Advance/Newhouse Partnership and Newhouse Broadcasting Corporation are organized under the laws of the State of New York. S.I. Newhouse, Jr. and Donald E. Newhouse are citizens of the United States.
     (d)  Title of Class of Securities: Class A Common Stock (1)
     (e)  CUSIP Number:  887319101

Item 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13D-1(b) OR 240.13D-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) [_]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
              78o);
     (b) [_]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
     (c) [_] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
     (d) [_] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
     (e) [_]  An investment adviser in accordance with
              section 240.13d-1(b)(1)(ii)(E);
     (f) [_]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);
     (g) [_]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);
     (h) [_] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
     (i) [_] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
     (j) [_]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).


--------------------
(1) The filing persons beneficially own Time Warner Telecom Class B Common Stock which is currently convertible on a share for share basis into Time Warner Telecom's Class A Common Stock.



                               Page 6 of 12 Pages

Item 4.  OWNERSHIP.

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

     (a)  Amount beneficially owned: 15,572,919.(1)

     (b)  Percent of class: 40.1%.(2)

     (c)  Number of shares as to which the person has:

          (i)  Sole power to vote or to direct the vote: --.

         (ii)  Shared power to vote or to direct the vote  15,572,919.(1)

        (iii)  Sole power to dispose or to direct the disposition of --.

         (iv) Shared power to dispose or to direct the disposition of 15,572,919.(1)

     Instruction. For computation regarding securities which represent a right to acquire an underlying security see section 240.13d-3(d)(1).


--------------------
(1) Newhouse Broadcasting Corporation disclaims beneficial ownership of 6,036,063 of the shares of Class B Common Stock held by Advance/Newhouse Partnership. S.I. Newhouse, Jr. and Donald E. Newhouse each disclaims beneficial ownership of 10,809,163 of the shares of Class B Common Stock held by Advance/Newhouse Partnership.

     Solely as a result of an agreement among Time Warner Inc., MediaOne of Colorado, Inc., and Advance/Newhouse Partnership to vote their shares in favor of each others' directors pursuant to a Stockholders Agreement dated as of May 10, 1999 (the "Stockholders Agreement"), the filing persons may be deemed the beneficial owners of 50,363,739 shares of Class B Common Stock owned by Time Warner Inc. and 15,313,342 shares of Class B Common Stock owned by MediaOne of Colorado, Inc. Each of the filing persons disclaims beneficial ownership of the shares covered by the Stockholders Agreement and owned by Time Warner Inc. and MediaOne of Colorado, Inc.

(2)  Calculated pursuant to Rule 13d-3(d).



                               Page 7 of 12 Pages

Item 5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

     Instruction:  Dissolution of a group requires a response to this item.

Item 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

         Not applicable

Item 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY.

         Not applicable.

Item 8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP.

         Not applicable.

Item 9.  NOTICE OF DISSOLUTION OF GROUP.

         Not applicable.

Item 10.  CERTIFICATION.



                               Page 8 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Advance/Newhouse Partnership

                                            February 22, 2000
                                            ------------------------------------
                                                            Date

                                            /s/ Robert J. Miron
                                            ------------------------------------
                                                         Signature

                                            Robert J. Miron-President of
                                            Advance Communication Corp., a
                                            general partner on behalf of
                                            Advance/Newhouse Partnership
                                            ------------------------------------
                                                         Name/Title






                              Page 9 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            Newhouse Broadcasting Corporation

                                            February 22, 2000
                                            ------------------------------------
                                                            Date

                                            /s/ Robert J. Miron
                                            ------------------------------------
                                                         Signature

                                            Robert J. Miron- Vice President
                                            ------------------------------------
                                                         Name/Title






                              Page 10 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 22, 2000
                                            ------------------------------------
                                                            Date

                                            /s/ S.I. Newhouse, Jr.
                                            ------------------------------------
                                                         Signature

                                            S.I. Newhouse, Jr.
                                            ------------------------------------
                                                         Name/Title






                              Page 11 of 12 Pages

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            February 22, 2000
                                            ------------------------------------
                                                            Date

                                            /s/ Donald E. Newhouse
                                            ------------------------------------
                                                         Signature

                                            Donald E. Newhouse
                                            ------------------------------------
                                                         Name/Title






                              Page 12 of 12 Pages